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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F   X              Form 40-F

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes                        No    X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes                         No   X

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                            Yes                         No   X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Endesa Announces Conference Call on 2003 Results

    NEW YORK--(BUSINESS WIRE)--Jan. 27, 2004--Endesa (NYSE: ELE) reminds you that the release of its 2003 unaudited financial results will be on Wednesday February 4th, 2004 before the Spanish stock market opens (3:00 am New York time).
    The same day at 4:00am (New York time) there will be a conference call hosted by Mr Rafael Miranda, Chief Executive Officer and Mr Jose Luis Palomo, Chief Financial Officer. The conference call will be held in English.
    The conference call will be webcast from Endesa's web site
(www.endesa.es).
    In order to ease access to the financial information, as in previous quarters, both the press release and the financial statements will be available for download from the "Investors" section of our website.

    For additional information please contact David Raya, North
America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               ENDESA, S.A.


Dated: January 27th, 2003       By:  /s/ David Raya
                                     ___________________________________________
                              Name:  David Raya
                              Title: Manager of North America Investor Relations